Todd Schiffman February 7, 2022 Page 1

Via Edgar

February 7, 2022

Todd Schiffman
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 18, 2022

File No. 333- 258184

Dear Mr. Schiffman:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 1, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Amended Registration Statement on Form S-1

Cover Page

1. We note that the Units will include Warrants. Please have counsel file revised and executed legal opinions that reflect each of the components of the Units offered and please file the Warrant Agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and changes in response to the Staff’s comment have been made to the legal opinions, Exhibit 5.1 and 5.2. The Warrant Agreement has been filed as Exhibit 4.6.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner